FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Merus Labs International Inc.
Suite 2007, 1177 West Hastings Street
Vancouver, BC V6E 2K3

Item 2	Date of Material Change

June 7, 2013

Item 3	News Release

A press release was disseminated on June 10, 2013 by Marketwire.

Item 4	Summary of Material Change

The Company announced the closing of a private placement for gross proceeds of $4,606,820.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None

Item 8	Executive Officer

For further information please contact Elie Farah, President and CEO at 416-593-3791

Item 9	Date of Report

June 27, 2013

MERUS ANNOUNCES CLOSING OF PRIVATE PLACEMENT

Toronto, June 10, 2013 – Merus Labs International Inc. (“Merus” or the “Company”) announces that it has completed its previously announced non-brokered private placement financing (the “Financing”) of 7,678,034 shares at a price of $0.60 per share for gross proceeds of $4,606,820. The proceeds of the Financing are expected to be used by the Company for debt repayment and general corporate purposes.

These securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Merus Labs International Inc.

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. The Company utilizes its expertise in pharmaceutical markets and its access to capital to acquire and license niche branded products. Merus further enhances the sale and distribution of these products by the introduction of a focused marketing and promotion plan.

Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements", including statements regarding the use of proceeds of the Financing. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus' actual results to be materially different from any future results expressed or implied by these statements. Such factors include that Merus may not use the proceeds for the stated purpose. These forward-looking statements speak only as of the date of this press release, and Merus undertake no obligation to update or revise the statements.

For further information please contact:
Merus Labs International Inc.
Elie Farah
President and CEO
Tel: (416) 593-3701
efarah@meruslabs.com